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                      [LEGAL & COMPLIANCE, LLC LETTERHEAD]



                                 January 6, 2009


VIA ELECTRONIC EDGAR FILING

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attn:  Mark Webb, Legal Branch Chief
       Gregory Dundas, Division of Corporate Finance

RE:   RAVENWOOD BOURNE, LTD.
      AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM 10
      FILED DECEMBER 11, 2008
      FILE NO. 0-53270

Dear Messrs. Webb and Dundas:

We have electronically filed herewith on behalf of Ravenwood Bourne, Ltd. (the "Registrant") Amendment No. 2 to the above-referenced Registration Statement. The Amendment No. 2 is marked with (R) tags to show changes made from the previous filing. Amendment No. 2 has updated the Registration Statement to include the financial statements for the year ended October 31, 2008.

We look forward to your comments on Amendment No. 2 and the foregoing responses.

In addition, Ravenwood Bourne, Ltd. hereby acknowledges that:

         1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
         2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
         3. The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Legal & Compliance, LLC




By: /s/ Laura Anthony
    ----------------------
    Laura Anthony, Esq.


Ravenwood Bourne, Ltd.


By: /s/ Michael Anthony
    ---------------------------------------
    Michael Anthony, President and Director